[Test Version B] - 🚀 Business Owner.. A personal invitation - madeleine@homeprotoolbox.com - HomePro Toolbox Mail

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Business Owner.. A personal invitation

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HOMEPRO
TOOLBOX


HOMEPRO
TOOLBOX
HELPING HOME IMPROVEMENT BUSINESS OWNERS
SOLVE ANY
BUSINESS PROBLEM IN
30 MINUTES OR LESS

Dear Business Owner,

I could not be more proud to announce that we are offering you the opportunity to invest in Homepro Toolbox

As you know, the journey of this past year has been one of intense building. I created Homepro Toolbox last August as a way to allow me to take my decades of experience and my coaching and consulting expertise to a much broader range of businesses than what I could ever achieve as an individual business coach.

And our ambition with Homepro Toolbox is to become the undisputed marketing leading business resource for Home Improvement Professionals.

At this point, we've built out the content (+270 tools and counting!!), we have spooled up our marketing (stay tuned for our brand new website launch) and are ready to hit the ground running and, for *the first time ever, we are* **offering the people who have believed in us since DAY ONE the opportunity to invest in our company.**

SEE OUR PITCH ON WEFUNDER, WITH ALL THE DETAILS BY CLICKING HERE

If you have any questions whatsoever, post them up on the Q&A tab of our Wefunder page or feel free to reach out to me directly. All it takes is a simple reply to this email to get directly into my inbox. From there, I'll be happy to set a time to discuss!

This is a pretty huge deal for us and I, personally, would be honored for you to own a little piece of the business that we are building!

[Test Version B] - 🚀 Business Owner.. A personal invitation - madeleine@homeprotoolbox.com - HomePro Toolbox Mail

mail.google.com/mail/u/0/?ui=2&view=btop&ver=fbdfz79un2pd&q=test&qs=true&qid=6093EE3A-71C0-402C-9B87-FDD508037888&aqid=C1BF29AF-99...

This is a pretty huge deal for us and I, personally, would be honored for you to own a little piece of the business that we are building!

With great joy and gratitude,

Madeleine

PS. If you haven't ever heard of Wefunder, it's equity crowdfunding, so think of it like Kickstarter, but instead of buying for a product, you're investing to own a slice of the factory!!! Pretty awesome!!

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Visit Our Wefunder Page


TODAY
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MADELEINE
MACRAE
EPISODE 779

Listen to my guest appearance on the Well Designed Business podcast! This episode is titled **What Should the CEO of an Interior Design Firm Be Doing?**

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44 W Monroe St, Phoenix, Arizona 85003

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Madeleine MacRae
610-322-9066

Invest in Homepro Toolbox!!! Get in on the ground floor!

Check out the details on our Wefunder page: https://wefunder.com/homepro.toolbox/

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Send Discard Draft saved at 8:49 AM



Mischa Fisher
Available on mobile



Madeleine MacRae · 8:29 AM

Mischa,
Your work is always so impeccable. THANK YOU. This is one of the best Home Improvement/ Home Services research pieces I've seen. BRAVO!

I used one of your data points and gave it an attribution in my Wefunder crowdfunding pitch. I would absolutely love it if you could take a peek at it let me know what you think:
https://wefunder.com/homepro.toolbox/

- Madeleine

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


TOOLBOX

Curtis Wood
Mobile · 2m ago

Madeleine MacRae · 8:17 AM

Hi Curtis!
Thank you for that offer.
I would absolutely love it if you could take a peek at the Wefunder pitch and let me know what you think: https://wefunder.com/homepro.toolbox/

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


HOMEPRO
TOOLBOX
HELPING HOME IMPROVEMENT BUSINESS OWNERS
SOLVE ANY

Last coaching session - Did you upload video?

Madeleine MacRae
To: Michael Murphy <mmurphy@premiergenerators.com>

Mon 6/13/2022 7:12 AM

I was 99% sure I had loaded it the same evening... But you're right, it wasn't there.
Loaded now!!!

Also, as a really cool PS -- and one that it's HUGE -- I put the finishing touches on my Wefunder investment raise. I would love for you to take a look and see what you think. Here is the link: https://wefunder.com/homepro.toolbox/

All the best,

Madeleine MacRae

MM MacRae Coaching & Consulting | Homepro Toolbox
www.mmmacrae.com | www.homeprotoolbox.com
610-322-9066

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

...

CELEBRATION and GRATITUDE

See 4 more m Investment Update

MM Madeleine MacRae
To: Rebecca Bratz <hello@righthanddesignstudio.us>; Marcela Ortiz <mortizproductions@gmail.com>; Kate Bonnycastle <kate@katebcastle.ca>; Jordan Godbey <jordan@zoomspring.com>; Kristy Bianchi <kristy@blackdiamondcreative.us>; Dani Hughes <dani@divineassetmgt.com>; Emily Moore <emily@lingows.com>; Thomas MacDonald <tom@catalystccg.com>; james@catalystmomentum.com; Ashley Lim <Ashleymarielim@gmail.com>

Sun 6/12/2022 3:59 PM

Hey Everyone!!!

As you know, I've just launched a funding campaign for Homepro Toolbox through Wefunder (if you haven't seen it yet, you can check it out here).

We are going to put some rocket fuel into this amazing business that each one of you have helped me to dream up, to build, to launch, to refine, to grow. You have played an important part in getting me to this place and I couldn't think of a better way to celebrate a huge milestone than to share it with you.

Drum roll, please!!!!!

My friends, Homepro Toolbox officially has its very first investor!!!!

I am so overwhelmed with gratitude and joy and I wanted to include each of you in the celebration.

Thank you for all that you contribute to me and to this business!

With much joy and overwhelming gratitude,

Madeleine

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

It's finally LAUNCED!

Madeleine MacRae
To: Thomas MacDonald <tom@catalystccg.com>

Mon 6/13/2022 6:57 AM

On Sun, Jun 12, 2022, 6:22 PM Madeleine MacRae <support@businessmentormadeleine.com> wrote:

Hi Thomas! Happy Sunday!

I hope that you're having a FANTASTIC weekend.

Mine has been MOMENTUS. After a couple of months and a very steep, multi-dimensional, and oh-so-rewarding learning curve, my Wefunder Campaign has finally launched!!!!

The work that your team did on the Story Brand side of my Marketing made putting the Pitch together so cohesive. I'm so happy we dove on in and did that. If you want to share it with them as an example of their work in action, that would be awesome.

Here is the link to the Wefunder. I would love for you to check it out and I would be honored to have you as an investor on this very first round.

Thank you for everything. We are going to do some really great things together.

With so much joy and gratitude,

Madeleine MacRae

MM MacRae Coaching & Consulting | Homepro Toolbox
www.mmmacrae.com | www.homeprotoolbox.com
610-322-9066

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Reply Forward

Very Cool Update to Share

MM Madeleine MacRae
To: Kristy Bianchi <kristy@blackdiamondcreative.us>

Sun 6/12/2022 3:39 PM

Hi Kristy!

It's been a while since we've been in touch, and I wanted to give you a quick little update.

I have been intensely working on Homepro Toolbox and, over the past two months, I have been deep in the learning curve of how to launch a crowdfunding round of capital. It's been an intense two-month journey. And it has been TOTALLY WORTH IT because I just launched my campaign.... It's on a platform called Wefunder and I would love it if you would check it out!
Here is the link to the Wefunder.

One of the coolest things about Wefunder is that people can own part of the businesses that they are supporting and helping to build. Feel free to share this with any of your team members who have worked on my project. The Logos that you created for this brand have been just perfect and I so so so appreciate your contribution!

With joy and gratitude,

Madeleine

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

All the best,

Madeleine MacRae

Very cool Milestone

Madeleine MacRae
To: Emily Moore <emily@lingows.com>

Sun 6/12/2022 3:38 PM

Hi Emily!

I've been watching your healing journey and you look so refreshed and happy. Just delightful to witness.

It's been a while since we've been in touch, and I wanted to give you a quick little update.

I have been so intensely working on Homepro Toolbox and, over the past two months, I have been deep in the learning curve of how to launch a crowdfunding round of capital. It's been an intense two-month journey. And it has been TOTALLY WORTH IT because I just launched my campaign.... It's on a platform called Wefunder and I would love it if you would check it out!
Here is the link to the Wefunder.

One of the coolest things about Wefunder is that people can own part of the businesses that they are supporting and helping to build. Feel free to share this with any of your team members who have worked on my project. The color scheme that you helped us to build for this brand has been just perfect and I so so so appreciate your contribution!

With joy and gratitude,

Madeleine

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Reply Forward

Follow up from Madeleine

MM Madeleine MacRae
To: Doug Napier <dnapier@cavancompanies.com>

Sun 6/12/2022 8:18 AM

Hi Doug!!

Happy Sunday!

It was really a pleasure to meet you last month in our C12 meeting. I've always wanted to get into the world of working with big investors, so it was fun to learn a bit about your business. I have to say that you Golden Moment practice is -- GOLDEN!!! I really love it. I've already shared it with a handful of my clients and they are such fans! I'm sure we'll be having a lot of implementation. So, thank you for that!

I also wanted to circle back with you on the funding campaign I've been working on for a couple of months.
Your feedback on the video was so valuable. I would be so appreciative if you could check out the pitch on Wefunder and give me your feedback.
It's not going to go live to the public for at least another week and I can always extend that if more adjustments are necessary.

Doing any sort of raise is new for me doing it on a crowdfunding platform combines pitching to accredited investor and to inexperienced investor, which has made it that much more challenging to navigate. The good news is that I LOVE a steep learning curve and have gotten so much out of the process that the experience alone is already paying me dividends!!

I have to send access directly through Wefunder site so please let me know if you don't get the link.

THANK YOU SO MUCH!!

All the best,

Madeleine MacRae

MM MacRae Coaching & Consulting | Homepro Toolbox
www.mmmacrae.com | www.homeprotoolbox.com
610-322-9066

Reply Forward

Cool Update from Madeleine

MM Madeleine MacRae
To: Michelle Lorts <michelle_lorts@lorts.com>; Geri Wright <gwright@arizonatheatre.org>
Sun 6/12/2022 8:27 AM

Hi Ladies!!!

So, as it turns out, I'm the lone ranger female in our C12 group. I do miss you both and totally understand why you bowed out from C12. I've debated it too, but it seems like it's still the right place for me still.

I wanted to reach out and share an update with you on my capital raise. I have told you both about and it is finally LIVE!!!!

Geri, I know you deal with fundraising all of the time and it's second nature for you, but doing any sort of fund raising is a brand-new adventure for me and doing it on a crowdfunding platform that combines pitching to accredited investors and to inexperienced investors has made it that much more challenging to navigate. The good news is that I LOVE a steep learning curve and have gotten so much out of the process that the experience alone is already paying me dividends!!

I would be so appreciative if you could check out the pitch on Wefunder and give me your feedback.

I have to send access directly through Wefunder site so please let me know if you don't get the link.

THANK YOU SO MUCH!!

All the best,

Madeleine MacRae

MM MacRae Coaching & Consulting | Homepro Toolbox
www.mmmacrae.com | www.homeprotoolbox.com
610-322-9066

Reply | Reply all | Forward

Open Forum Topics

MM Madeleine MacRae
To: Pat McLaughlin <patrick@gosproducts.com>; Randy Cole <randy@foxvalleyelec.com>; Scott Hinz <scott.h@hinzcorp.com> **+7 others** Sun 6/12/2022 8:35 AM
Cc: Mike Stanley <mike.stanley@c12forums.com>

Good Morning, Gentlemen! And Happy Sunday!!!

This month I'm the Open Forum Manager (hello, promotion!!!) and, as such would love for each of you to send over your Open Forum Topics. So far, I only have mine...

My Wefunder campaign is live (for friends and family) and I would LOVE for you to take a look and provide me with some constructive feedback on it. Is it compelling? Is it clear? What would you change or add?
Here is the link: https://wefunder.com/homepro.toolbox

All the best,

Madeleine MacRae

MM MacRae Coaching & Consulting | Homepro Toolbox
www.mmmacrae.com | www.homeprotoolbox.com
610-322-9066

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Reply | Reply all | Forward

I DID IT!!!!! - Madeleine MacRae - Outlook

about:blank

Reply all | Delete | Junk | Block | ...

I DID IT!!!!!

MM Madeleine MacRae
To: 'Ania Kubicki' <ania@anglespr.com>

Sun 6/12/2022 2:22 PM

Hey Ania!

Happy Sunday! I hope that you're having a FANTASTIC weekend.

You and I had chatted about the funding campaign that I've been working on and, after many months, I've finally put the finishing touches on it and am able to share it with Friends & Family.

Since this is a first for me, I would be SO APPRECIATIVE if you would take a look at the campaign and let me know what you think. Here is the link and I'll send it directly through the Wefunder platform as well.

Thank you so much!

All the best,

Madeleine MacRae

MM MacRae Coaching & Consulting | Homepro Toolbox
www.mmmacrae.com | www.homeprotoolbox.com
610-322-9066

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Reply | Forward

Cool Opportunity

MM Madeleine MacRae
To: Karen Essary <karenpessary@gmail.com>
Tue 7/26/2022 11:58 AM

Hey Karen!!!

I know that you heard about this through Exciting Windows, but, as one of my private clients, I wanted to reach out to you personally too!

As you know, I soft launched my new business, Homepro Toolbox, late last year and I've been intensely building it out for the past 6 months. And, this week, we are FINALLY ready to launch our new website and to kick off an intensive marketing campaign to get this thing moving.

We want to show up and take market share FAST. Since it's a subscription model, I'm looking to hit 1,000 members by early Q2 next year and continue forward fast. If you want to take a look and see if it might be a good fit for a small part of your portfolio, I would be honored to have you invest.

I'm doing my raise through equity crowdfunding on Wefunder. Here's the link to the raise: https://wefunder.com/homepro.toolbox/

And, I'm hosting a webinar on Thursday to go over all the details. The link is below my signature.

Would love to hear your thoughts!!!

- Madeleine

Be sure to check out the incredible opportunity to **INVEST** in Homepro Toolbox!
For more details, click **here** to register for our Webinar, Thursday, July 28th, 12pm Eastern.

Follow up from Madeleine

MM

Madeleine MacRae

To: World Class Window Coverings <yocum@worldclassco.com>

Thu 7/21/2022 8:41 AM

Hey Dustin! What a pleasure to have heard from you yesterday. I'm so delighted that you picked up the phone and filled me in on all of the positive changes that have been happening in your life and business.

I would be absolutely delighted for you to become a homepro toolbox member or, if it feels like the right thing for you to become an investor as well.

If you check out our Wefunder page, and click through to the invest option, you will see that with a $2000 investment, you are gifted a year in the toolbox so, that might make it an easy doubling up option.

Here are the links to check everything out:

HomePro Toolbox website: www.homeprotoolbox.com. This is our brand new site. It just went live yesterday so, you're the very first person I'm sharing it with! Today is our debugging day so, if you come across any broken links or other clunky connections, know that my team is working on it and it should be all tidied up within the next 24 hours.

Investor Page: https://wefunder.com/homepro.toolbox/

Feel free to give me a buzz if you have any further questions.

- Madeleine

Cool Opportunity

Madeleine MacRae
To: Joe Amendala <joe@closetslasvegas.com>
Tue 7/26/2022 12:23 PM

Hi Joe!!!

It's been a long, long time and I wanted to reach out to share with you something really cool that I've been working on over the past year or so.

I created and soft launched a new business, Homepro Toolbox, late last year and I've been intensely building it out for the past 6 months. This week, we are FINALLY ready. We have launched our new website and are geared up to kick off an intensive marketing campaign to get this thing moving.

Homepro Toolbox box is all about helping Dealers thrive and grow more successful businesses, and we have some very ambitious growth plans -- 1,000 members by early Q2 next year and continuing forward fast from there. And I'm seeking some investors to take this journey with me. If you want to take a look and see if it might be a good fit for a small part of your portfolio, I would be honored to have you invest.

I'm doing my raise through equity crowdfunding on Wefunder. Here's the link to the raise: https://wefunder.com/homepro.toolbox/

If you have questions or wanted to dive in more deeply, I'm hosting a webinar on Thursday to go over all the details. The link is below my signature.

Would love to hear your thoughts!!!

- Madeleine

Be sure to check out the incredible opportunity to **INVEST** in Homepro Toolbox!
For more details, click **here** to register for our Webinar, Thursday, July 28th, 12pm Eastern.

Reply | Forward

Cool Opportunity

Madeleine MacRae
To: Tom Lowery <tom.lowery@legrand.us>

Tue 7/26/2022 12:21 PM

Hi Tom!!!

It's been a long while since we've been in touch, but I wanted to reach out to share with you something really cool that I've been working on over the past year or so.

I created and soft launched a new business, Homepro Toolbox, late last year and we've been intensely building it out for the past 6 months. This week, we are FINALLY ready. We have launched our new website and are geared up to kick off an intensive marketing campaign to get this thing moving.

Homepro Toolbox box is all about helping Dealers thrive and grow more successful businesses, and I think that Legrand might want to take a look from the corporate perspective, but, in this email, i wanted to offer you to take a look personally.

We have some very ambitious growth plans -- 1,000 members by late Q1 next year and continuing forward fast from there. And I'm seeking some investors to take this journey with me. If you want to take a look and see if it might be a good fit for a small part of your portfolio, I would be honored to have you invest.

I'm doing my raise through equity crowdfunding on Wefunder. Here's the link to the raise: https://wefunder.com/homepro.toolbox/

Happy to have a call if you have any questions and, if this isn't something that fits in your portfolio or if your position in Legrand prohibits an investment like this, I would be totally understanding. I wasn't sure if this would be a good fit, but I thought that I would offer the opportunity in the chance that it could be!

Looking forward to hearing back.

Always,

- Madeleine

Cool Opportunity

Madeleine MacRae

To: Michael Discenna <michael.discenna@custombrandsgroup.com Tue 7/26/2022 12:19 PM

Hey Michael!

It's been a while, but I wanted to reach out to share with you something really cool that I've been working on over the past year or so.

I created and soft launched a new business, Homepro Toolbox, late last year and we've been intensely building it out for the past 6 months. This week, we are FINALLY ready. We have launched our new website and are geared up to kick off an intensive marketing campaign to get this thing moving.

www.homeprotoolbox.com

Homepro Toolbox box is all about helping Dealers thrive and grow more successful businesses, and I think that CBG might want to take a look from the corporate perspective, but, in this email, i wanted to offer you to take a look personally.

We have some very ambitious growth plans -- 1,000 members by early Q2 next year and continuing forward fast from there. And I'm seeking some investors to take this journey with me. If you want to take a look and see if it might be a good fit for a small part of your portfolio, I would be honored to have you invest.

I'm doing my raise through equity crowdfunding on Wefunder. Here's the link to the raise: https://wefunder.com/homepro.toolbox/

Happy to have a call if you have any questions and, if this isn't something that fits in your portfolio or if your position in CBG prohibits an investment like this, I would be totally understanding. I wasn't sure if this would be a good fit, but I thought that I would offer the opportunity in the chance that it could be!

Looking forward to hearing back.

Always,

Madeleine

Be sure to check out the incredible opportunity to **INVEST** in Homepro Toolbox!

Cool Opportunity

Madeleine MacRae
To: Walter Konrad <walter@rollac.com>
Tue 7/26/2022 12:01 PM

Hi Walter!!!

It's been a long, long time and I wanted to reach out to share with you something really cool that I've been working on over the past year or so.

I created and soft launched a new business, Homepro Toolbox, late last year and I've been intensely building it out for the past 6 months. This week, we are FINALLY ready to launch our new website and to kick off an intensive marketing campaign to get this thing moving.

We want to show up and take market share FAST. Since it's a subscription model geared towards helping Dealers thrive and grow more successful businesses, I'm looking to hit 1,000 members by early Q2 next year and continue forward fast from there. If you want to take a look and see if it might be a good fit for a small part of your portfolio, I would be honored to have you invest.

I'm doing my raise through equity crowdfunding on Wefunder. Here's the link to the raise: https://wefunder.com/homepro.toolbox/

And, I'm hosting a webinar on Thursday to go over all the details. The link is below my signature.

Would love to hear your thoughts!!!

- Madeleine

Be sure to check out the incredible opportunity to **INVEST** in Homepro Toolbox!
For more details, click **here** to register for our Webinar, Thursday, July 28th, 12pm Eastern.

Reply | Forward

Something cool that I've been working on...

MM

Madeleine MacRae

To: Skip LaBella <slabella@closetamerica.com>

Tue 7/26/2022 11:52 AM

Hey Skip!

I wanted to shoot you a quick little email to share something cool that I've been working on...

As you may know, I soft launched a new business, Homepro Toolbox, late last year and I've been intensely building it out for the past 6 months. And, this week, we are FINALLY ready to launch our new website and to kick off an intensive marketing campaign to get this thing moving.

We want to show up and take market share FAST. Since it's a subscription model, I'm looking to hit 1,000 members by early Q2 next year and continue forward fast towards an exit within 18-24 months. If you want to take a look and see if it might be a good fit for a small part of your portfolio, I would be honored to have you invest.

I'm doing my raise through equity crowdfunding on Wefunder. Here's the link to the raise: https://wefunder.com/homepro.toolbox/

And, I'm hosting a webinar on Thursday to go over all the details. The link is below my signature.

Would love to hear your thoughts!!!

- Madeleine

Be sure to check out the incredible opportunity to **INVEST** in Homepro Toolbox!

For more details, click **here** to register for our Webinar, Thursday, July 28th, 12pm Eastern.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.